SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

CANADIAN PACIFIC RAILWAY LIMITED

(Exact name of registrant as specified in its charter)

Canada	98-0355078

(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Suite 500 Gulf Canada Square 401 – 9th Avenue S.W. Calgary, Alberta, Canada	T2P 4Z4

(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Shares, without nominal or par value, including attached Common Share Purchase Rights	New York Stock Exchange

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: N/A.

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

     Canadian Pacific Railway Limited (“CPR”) amends and restates in its entirety the description of CPR’s shareholder rights plan set forth under the caption “Shareholder Rights Plan” in Item 1 of its Registration Statement on Form 8-A initially filed with the Securities and Exchange Commission on August 16, 2001.

     Item 1.   Description of Registrant’s Securities to be Registered.

AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN

     On July 30, 2001, the board of directors of CPR approved a Shareholder Rights Plan Agreement, dated as of July 30, 2001, between CPR and Computershare Trust Company of Canada, as rights agent, which took effect on October 1, 2001, the effective date of the plan of arrangement pursuant to which CPR was spun off from Canadian Pacific Limited (the “Plan of Arrangement”). The Shareholder Rights Plan Agreement, which was amended and restated by the board of directors of CPR on February 19, 2002, was approved by the shareholders of CPR on April 12, 2002. On February 21, 2005, the board of directors of CPR approved a further amended and restated Shareholder Rights Plan Agreement (the “Amended and Restated Rights Plan”), which was approved by the shareholders of CPR on May 5, 2005.

     The primary objective of the Amended and Restated Rights Plan is to provide the CPR board with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made for CPR and to provide every shareholder an equal opportunity to participate in such a bid. The Amended and Restated Rights Plan encourages a potential acquiror to proceed either by way of a permitted bid, which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the board.

     The following is a summary of the principal terms of the rights plan.

Effective Date

     The Amended and Restated Rights Plan took effect as of May 5, 2005.

Exercise Price

     Each right will allow its holder to purchase from CPR one common share at a price which, until adjusted in accordance with the terms of the Amended and Restated Rights Plan, shall be five times the weighted average trading price of the common shares on The Toronto Stock Exchange on the effective date of the Plan of Arrangement and the immediately following four consecutive trading days on The Toronto Stock Exchange, once the rights become exercisable and prior to the occurrence of a Flip-in Event as discussed below.

Term

     The Amended and Restated Rights Plan will terminate on October 1, 2011, ten years from the effective date of the Plan of Arrangement, subject to the common shareholders of CPR approving the Amended and Restated Rights Plan by a majority vote of the votes cast at the annual meeting of shareholders held in 2008 and at the third annual meeting thereafter. If any such approval is not obtained, the Amended and Restated Rights Plan will then cease to have effect.

Issue of Rights

     On the effective date of the Plan of Arrangement, one right was issued and attached to each outstanding common share of CPR. In addition, after the effective date of the Plan of Arrangement and prior to the Separation Time discussed below, one right will be issued and attach to each common share subsequently issued.

Exercisability/Flip-In Event

     The rights will separate from the common shares and will be exercisable ten trading days (the “Separation Time”) after a person has acquired, or commenced a take-over bid to acquire, 20% or more of the outstanding common shares of CPR, other than pursuant to certain permitted acquisitions (“Permitted Acquisitions”), including an acquisition pursuant to a take-over bid permitted by the Amended and Restated Rights Plan (a “Permitted Bid” or a “Competing Permitted Bid”), certain pro rata acquisitions, a reduction in outstanding common shares of CPR resulting from the acquisition by CPR of its outstanding common shares or a waiver of the board (such waiver, as described below, an “Exempt Acquisition”).

     The acquisition by any person (an “Acquiring Person”) of beneficial ownership of 20% or more of the common shares of CPR, other than by way of a Permitted Acquisition, is referred to as a “Flip-in Event”. There is a “grandfathering” provision in the Amended and Restated Rights Plan which provides that the Amended and Restated Rights Plan will not be triggered if a shareholder holds 20% or more of the outstanding common shares of CPR on the effective date of the Plan of Arrangement, provided that the grandfathered person does not thereafter acquire (other than pursuant to a Permitted Acquisition) more than 1% of CPR common shares outstanding on such effective date. Any rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each right (other than those held by an Acquiring Person) will permit the purchase by holders of the rights, other than an Acquiring Person, of common shares at a 50% discount to their market price.

     The issuance of the rights is not initially dilutive. Upon a Flip-in Event occurring and the rights separating from the common shares, reported earnings per share of CPR on a fully diluted or non-diluted basis may be affected. Holders of rights not exercising their rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Lock-Up Agreements

     A bidder may enter into lock-up agreements with shareholders of CPR whereby the shareholders agree to tender their common shares to the take-over bid (the “Subject Bid”) without a Flip-in Event occurring. Any such agreement must permit the locked-up shareholder to withdraw the common shares to tender to another take-over bid or to support another transaction that provides greater value to the locked-up shareholder or exceeds the value of the Subject Bid by as much or more than a specified amount, which specified amount may not be greater than 7%. In addition, the lock-up agreement cannot contain a break-up fee or other penalty in excess of the greater of 2.5% of the offering price that would have been payable to the locked-up shareholder under the Subject Bid or 50% of the difference between the offering price payable under the Subject Bid and the other take-over bid or transaction.

Certificates and Transferability

     Prior to the Separation Time, the rights are evidenced by a legend imprinted on certificates for common shares and are not to be transferable separately from the common shares. From and after the Separation Time, the rights will be evidenced by rights certificates which will be transferable and traded separately from the common shares.

Permitted Bid Requirements

     The requirements for a Permitted Bid include the following:

•	the take-over bid must be made by way of a take-over bid circular;

•	the take-over bid must be made to all shareholders of CPR;

•	the take-over bid must be outstanding for a minimum period of 60 days and common shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60-day period and only if at such time more than 50% of the common shares of CPR, held by shareholders (“the “Independent Shareholders”) other than any Acquiring Person or the bidder, its affiliates and associates and persons acting jointly or in concert with any Acquiring Person or bidder and certain other persons have been tendered to the take-over bid and not withdrawn; and

•	if more than 50% of the common shares held by Independent Shareholders are tendered to the take-over bid and not withdrawn within the 60-day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of common shares for not less than an additional 10 business days from the date of such public announcement.

     The Amended and Restated Rights Plan allows for a Competing Permitted Bid to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

Waiver

     The board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Amended and Restated Rights Plan to a particular Flip-in Event where the take-over bid is made by a take-over bid circular to all holders of common shares of CPR. Where the board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid made by a take-over bid circular to all holders of record of common shares of CPR prior to the expiry of any other bid for which the Amended and Restated Rights Plan has been waived. The board may also waive the application of the Amended and Restated Rights Plan to certain inadvertent acquisitions that would otherwise trigger a Flip-in Event, provided that the Acquiring Person promptly reduces their ownership below 20%.

Redemption

     The board with the approval of a majority of the votes cast by holders of common shares (or the holders of the rights if the Separation Time has occurred) voting in person or by proxy, at a meeting duly called for that purpose, at any time prior to a Flip-in Event which results in the holders of the rights being able to purchase common shares at a 50% discount, may redeem the rights at Cdn.$0.000001 per common share. The rights will be deemed to have been redeemed by the board without such approval following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendment

     The board may amend the Amended and Restated Rights Plan with the approval of a majority of the votes cast by the Independent Shareholders (or the holders of rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose. The board without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the shareholders (or holders of rights, as the case may be), may make amendments to the Amended and Restated Rights Plan to maintain its validity due to changes in applicable legislation.

Board of Directors

     The Amended and Restated Rights Plan will not detract from or lessen the duty of the board to act honestly and in good faith with a view to the best interests of CPR. The board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Exemptions for Investment Advisors

     Investment advisors whose ordinary business includes the management of investment funds or mutual funds for others, trust companies acting in their capacities as trustees and administrators, statutory bodies whose ordinary business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the common shares of CPR are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Copy of Amended and Restated Rights Plan

     A copy of the Amended and Restated Rights Plan specifying the terms of the rights has been filed as an exhibit to this registration statement. The foregoing summary description of the rights does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Rights Plan, which is hereby incorporated herein in its entirety by reference.

     Item 2.   Exhibits.

Exhibit Number	Description of Document
4.1	The Amended and Restated Articles of Incorporation of Canadian Pacific Railway Limited (incorporated by reference to Exhibits 4.1 and 4.3 to Canadian Pacific Railway Limited’s Registration Statement on Form 8-A filed with the Securities and Exchange Commission on August 16, 2001, File No. 1-1342).

4.2	Shareholder Rights Plan Agreement, dated as of July 30, 2001 and amended and restated as of February 19, 2002 and May 5, 2005 between Canadian Pacific Railway Limited and Computershare Trust Company of Canada, as Rights Agent, which includes the Form of Rights Certificate as Attachment 1.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
Date: May 11, 2005	By:	/s/ Robert V. Horte
		Name:	Robert V. Horte
		Title:	Corporate Secretary

EXHIBIT INDEX

4.2	Shareholder Rights Plan Agreement dated as of July 30, 2001 and amended and restated as of February 19, 2002 and May 5, 2005 between Canadian Pacific Railway Limited and Computershare Trust Company of Canada, as Rights Agent, which includes the Form of Rights Certificate as Attachment 1.